SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Starent Networks, Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85528P108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Partners V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 2,576,238

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,576,238

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Partners V-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 664,128

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 664,128

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,128

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highland Entrepreneurs’ Fund V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 408,692

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 408,692

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,692

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HEF V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 408,692

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 408,692

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,692

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highland Management Partners V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 3,240,366

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 3,240,366

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,240,366

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highland Management Partners V, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power —

	6.	Shared Voting Power 3,649,058

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 3,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 61,471

	6.	Shared Voting Power 3,649,058

	7.	Sole Dispositive Power 61,471

	8.	Shared Dispositive Power 3,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,710,529

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 61,471

	6.	Shared Voting Power 3,649,058

	7.	Sole Dispositive Power 61,471

	8.	Shared Dispositive Power 3,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,710,529

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 55,789

	6.	Shared Voting Power 3,649,058

	7.	Sole Dispositive Power 55,789

	8.	Shared Dispositive Power 3,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,704,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,480

	6.	Shared Voting Power 3,649,058

	7.	Sole Dispositive Power 7,480

	8.	Shared Dispositive Power 3,649,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,538

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108

NOTE: This Statement on Schedule 13G is being filed on behalf of: (i) Highland Capital Partners V Limited Partnership, a Delaware limited partnership (“Highland Capital V”); (ii) Highland Capital Partners V-B Limited Partnership, a Delaware limited partnership (“Highland Capital V-B”); (iii) Highland Entrepreneurs’ Fund V Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital V and Highland Capital V-B, the “Highland Investing Entities”); (iv) HEF V Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs’ Fund (“HEF V”); (v) Highland Management Partners V Limited Partnership, a Delaware limited partnership and general partner of Highland Capital V and Highland Capital V-B (“HMP V”); (vi) Highland Management Partners V, Inc., a Delaware corporation (“Highland Management”) and general partner of both HEF V and HMP V; (vii) Robert F. Higgins (“Mr. Higgins”), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V; (viii) Paul A. Maeder (“Mr. Maeder”), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V;  (ix) Daniel J. Nova (“Mr. Nova”), a senior managing director of Highland Management and a limited partner of each of HMP V and HEF V; and (x) Sean M. Dalton (“Mr. Dalton” and together with Mr. Higgins, Mr. Maeder, and Mr. Nova, the “Managing Directors”), a managing director of Highland Management and a limited partner of each of HMP V and HEF V.  Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities.  Each Managing Director of Highland Management has shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Management by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP V and HEF V disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

CUSIP No. 85528P108

Item 1 (a)	Name of Issuer: Starent Networks, Corp.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 30 International Place Tewksbury, MA 01876

Item 2 (a)

Name of Person Filing:
The reporting persons are:

Highland Capital Partners V Limited Partnership (“Highland Capital V”);

Highland Capital Partners V-B Limited Partnership (“Highland Capital V-B”);

Highland Entrepreneurs’ Fund V Limited Partnership (“Highland Entrepreneurs’ Fund”);

HEF V Limited Partnership (“HEF V”);

Highland Management Partners V Limited Partnership (“HMP V”);

Highland Management Partners V, Inc. (“Highland Management”);

Robert F. Higgins (“Mr. Higgins”);

Paul A. Maeder (“Mr. Maeder”);

Daniel J. Nova (“Mr. Nova”); and

Sean M. Dalton (“Mr. Dalton”).

Item 2 (b)	Address of Principal Business Office or, if none, Residence: The address of each of the reporting persons is: c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, Massachusetts 02421
Item 2 (c)	Citizenship or Place of Organization: Highland Capital V Highland Capital V-B Highland Entrepreneurs’ Fund HEF V HMP V Highland Management Mr. Higgins Mr. Maeder Mr. Nova Mr. Dalton	Delaware Delaware Delaware Delaware Delaware Delaware United States United States United States United States
Item 2 (d)	Title of Class of Securities: This Schedule 13G report related to the Common Stock, par value $0.001 per share (the “Common Stock”), of Starent Networks, Corp.
Item 2 (e)	CUSIP Number: 85528P108

CUSIP No. 85528P108

Item 3	Description of Person Filing:
Not applicable.

Item 4	Ownership:
(a) Amount beneficially owned: As of December 31, 2008 each of the following is the owner of record of the number of shares of Common Stock set forth next to his or its name:

Highland Capital V	2,576,238
Highland Capital V-B	664,128
Highland Entrepreneurs’ Fund	408,692
HEF V	0
HMP V	0
Highland Management	0
Mr. Higgins	61,471
Mr. Maeder	61,471
Mr. Nova	55,789
Mr. Dalton	7,480

Highland Capital V is the record owner of and beneficially owns 2,576,238 shares (the “HCV Shares”) of Common Stock.  Highland Capital V has the power to vote or direct the disposition of all of the HCV Shares.  Such power is exercised through Highland Management as the sole general partner of HMP V as the sole general partner of Highland Capital V.

Highland Capital V-B is the record owner of and beneficially owns 664,128 shares (the “HCV-B Shares” and together with the HCV Shares, the “HC Shares”) of Common Stock.  Highland Capital V-B has the power to vote or direct the disposition of all of the HCV-B Shares.  Such power is exercised through Highland Management as the sole general partner of HMP V as the sole general partner of Highland Capital V-B.

Highland Entrepreneurs’ Fund is the record owner of and beneficially owns 408,692 shares (the “HEF Shares” and together with the HC Shares, the “Shares”) of Common Stock.  Highland Entrepreneurs’ Fund has the power to vote or direct the disposition of all of the HEF Shares.  Such power is exercised through Highland Management as the sole general partner of HEF V as the sole general partner of Highland Entrepreneurs’ Fund.

HMP V, as the general partner of Highland Capital V and Highland Capital V-B, may be deemed to own the HC Shares beneficially and HEF V, as the general partner of Highland Entrepreneurs’ Fund, may be deemed to own the HEF Shares beneficially.  Each of HMP V and HEF V disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Highland Management, as the general partner of HMP V and HEF V, may be deemed to own the Shares beneficially.  The Managing Directors have the power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the Shares by virtue of their

CUSIP No. 85528P108

status as controlling persons of Highland Management.  Highland Management and each of the Managing Directors disclaims beneficial ownership of the Shares, except to the extent of each such entity’s pecuniary interest therein.

Robert F. Higgins is the record owner of and beneficially owns 61,471 shares of Common Stock.  Mr. Higgins, in his individual capacity, has the power to vote or direct the disposition of all of such shares.

Paul A. Maeder is the record owner of and beneficially owns 61,471 shares of Common Stock.  Mr. Maeder, in his individual capacity, has the power to vote or direct the disposition of all of such shares.

Daniel J. Nova is the record owner of and beneficially owns 55,789 shares of Common Stock.  Mr. Nova, in his individual capacity, has the power to vote or direct the disposition of all of such shares.

Sean M. Dalton is the record owner of and beneficially owns 7,480 shares of Common Stock.  Mr. Dalton, in his individual capacity, has the power to vote or direct the disposition of all of such shares.

(b)	Percent of class:
	Highland Capital V	3.7%
	Highland Capital V-B	0.9%
	Highland Entrepreneurs’ Fund	0.6%
	HEF V	0.6%
	HMP V	4.6%
	Highland Management	5.2%
	Mr. Higgins	5.3%
	Mr. Maeder	5.3%
	Mr. Nova	5.3%
	Mr. Dalton	5.2%

(c)	Number of shares as to which the person has:
	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Highland Capital V	0	2,576,238	0	2,576,238
Highland Capital V-B	0	664,128	0	664,128
Highland Entrepreneurs’ Fund	0	408,692	0	408,692
HEF V	0	408,692	0	408,692
HMP V	0	3,240,366	0	3,240,366
Highland Management	0	3,649,058	0	3,649,058
Mr. Higgins	0	3,710,529	0	3,710,529
Mr. Maeder	0	3,710,529	0	3,710,529
Mr. Nova	0	3,704,847	0	3,704,847
Mr. Dalton	0	3,656,538	0	3,656,538

Each of Highland Capital V, Highland Capital V-B, Highland Entrepreneurs’ Fund, HEF V, HMP V, Highland Management and the Managing Directors expressly disclaims beneficial ownership of any shares of the Common Stock of

CUSIP No. 85528P108

Starent Networks, Corp., except any shares except to the extent of his or its pecuniary interest therein and any shares held directly of record.
(i) Sole power to vote or direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 85528P108

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2009.
HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

	By:	Highland Management Partners V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

	By:	Highland Management Partners V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

	By:	HEF V Limited Partnership, its general partner

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

HEF V LIMITED PARTNERSHIP

	By:	Highland Management Partners V, Inc., its general partner

		By:	/s/ Sean M. Dalton
Managing Director

CUSIP No. 85528P108

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

CUSIP No. 85528P108

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Starent Networks, Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 13 day of February, 2009.

HIGHLAND CAPITAL PARTNERS V LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND CAPITAL PARTNERS V-B LIMITED PARTNERSHIP

By:	Highland Management Partners V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND ENTREPRENEURS’ FUND V LIMITED PARTNERSHIP

By:	HEF V Limited Partnership, its general partner

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

CUSIP No. 85528P108

HEF V LIMITED PARTNERSHIP

By:	Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V LIMITED PARTNERSHIP

By:		Highland Management Partners V, Inc., its general partner

	By:	/s/ Sean M. Dalton
Managing Director

HIGHLAND MANAGEMENT PARTNERS V, INC.

By:	/s/ Sean M. Dalton
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton